Exhibit 99.1

ENTERPRISE PRODUCTS AND OILTANKING PARTNERS

ANNOUNCE MERGER AGREEMENT

Houston, Texas (November 12, 2014) – Enterprise Products Partners L.P. (NYSE: EPD, “Enterprise”) and Oiltanking Partners, L.P. (NYSE: OILT, “Oiltanking Partners”) announced today that Enterprise and Oiltanking Partners have entered into a merger agreement. Under the terms of the merger agreement, Oiltanking Partners would merge with a subsidiary of Enterprise in a unit-for-unit exchange. Unitholders of Oiltanking Partners (other than Enterprise and its subsidiaries) would receive 1.3 Enterprise common units for each Oiltanking Partners common unit. This exchange ratio represents a 5.6 percent premium to Oiltanking Partners unitholders based on the respective closing prices for Enterprise and Oiltanking Partners common units on September 30, 2014, the day before the merger was originally proposed. Relative to the respective closing prices for Enterprise and Oiltanking Partners common units on November 10, 2014, the day before the parties entered into the merger agreement, the 1.3 exchange ratio represents a 10.4 percent premium to Oiltanking Partners unitholders. Based on the latest cash distribution declared by Enterprise and Oiltanking Partners with respect to the third quarter of 2014, this exchange ratio would result in a 74 percent increase in cash distributions for Oiltanking Partners unitholders.

The approval and adoption of the merger agreement require approval by holders of a majority of the outstanding Oiltanking Partners common units. A subsidiary of Enterprise, which will own a sufficient number of Oiltanking Partners common units to approve the merger on behalf of all Oiltanking Partners unitholders, has executed a support agreement with Oiltanking Partners in which it has irrevocably agreed to consent to the merger. This subsidiary will own approximately 54.8 million Oiltanking Partners common units, or approximately 66 percent of the total Oiltanking Partners common units then outstanding, following the conversion of approximately 38.9 million Oiltanking Partners subordinated units into common units. The one-for-one conversion of these subordinated units into common units will occur on November 17, 2014, the business day immediately following payment of the Oiltanking Partners cash distribution scheduled to be paid on November 14, 2014. Approval and adoption of the merger agreement will be submitted to a vote of the unitholders of Oiltanking Partners.

“We are pleased to announce the execution of this merger agreement that would result in the merger of Oiltanking Partners into Enterprise,” said Michael A. Creel, chief executive officer of the general partner of Enterprise. “The combination of Enterprise’s system of midstream assets and Oiltanking Partners’ access to waterborne markets and crude oil and petroleum products storage assets would extend and broaden Enterprise’s midstream energy services business. Upon completion of the merger, Oiltanking Partners unitholders would benefit from Enterprise’s scale, diversification and financial flexibility; visibility to growth driven by over $6 billion of capital projects under construction; a significant increase in cash distributions; and more daily liquidity from ownership of Enterprise common units.”

On October 1, 2014, Enterprise announced that it had acquired the general partner and related incentive distribution rights, 15,899,802 common units and 38,899,802 subordinated units in Oiltanking Partners held by Oiltanking Holding Americas, Inc. (“Oiltanking Holding”). Enterprise paid total consideration of approximately $4.41 billion to Oiltanking Holding comprised of $2.21 billion in cash and 54,807,352 Enterprise common units. Enterprise also paid $228 million to assume notes receivable issued by Oiltanking Partners and its subsidiaries. Enterprise also announced that it had submitted a proposal to the conflicts committee of the general partner of Oiltanking Partners to merge Oiltanking Partners with and into Enterprise. Under the terms of the proposal, Enterprise would have exchanged 1.23 Enterprise common units for each Oiltanking Partners common unit. The exchange ratio of 1.3 Enterprise common units for each Oiltanking Partners common unit represents a 5.7 percent increase compared to the exchange ratio in the earlier proposal.

Upon completion of the merger, which is expected to occur in early 2015, the total consideration paid by Enterprise for the Oiltanking Partners general partner and related incentive distribution rights and the limited partner units would be approximately $6.0 billion.

The merger terms were negotiated, reviewed and approved by the conflicts committee of the board of directors of the general partner of Oiltanking Partners and approved by the board of directors of the general partner of Oiltanking Partners. The Oiltanking Partners conflicts committee is comprised of the independent members of the board of directors of Oiltanking Partners’ general partner. As part of their evaluation process, the Oiltanking Partners conflicts committee retained Jefferies LLC as its financial advisor, Latham & Watkins LLP as its legal advisor and Richards, Layton & Finger, P.A. as its special Delaware legal advisor. Vinson & Elkins L.L.P. also acted as special legal counsel to Oiltanking Partners.

Citi acted as financial advisor and Andrews Kurth LLP and Akin Gump Strauss Hauer & Feld LLP acted as legal counsel to Enterprise.

The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement related to the issuance of new Enterprise common units to Oiltanking Partners’ unitholders.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Our services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage and import and export terminals (including liquefied petroleum gas or LPG); crude oil and refined products transportation, storage and terminals; offshore production platforms; petrochemical transportation and services; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. Additional information regarding Enterprise can be found on its website, www.enterpriseproducts.com.

This press release includes “forward-looking statements” as defined by the U.S. Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact,

included herein that address activities, events, developments or transactions that Enterprise and/or Oiltanking Partners expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including approval of the proposed merger by Oiltanking Partners’ unitholders, the expected timing of the closing of the proposed merger, any approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Enterprise and Oiltanking Partners. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, Enterprise and Oiltanking Partners do not intend to update or revise their respective forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Enterprise has made for a business combination transaction with Oiltanking Partners. In furtherance of this proposal and subject to future developments, Enterprise and Oiltanking Partners may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Enterprise and/or Oiltanking Partners may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ENTERPRISE AND OILTANKING PARTNERS ARE URGED TO READ THE PROXY STATEMENT, REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to unitholders of Oiltanking Partners. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Enterprise and/or Oiltanking Partners through the web site maintained by the SEC at http://www.sec.gov.

Enterprise, Oiltanking Partners and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of Oiltanking Partners in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of Enterprise and Oiltanking Partners is set forth in each company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 3, 2014 and February 25, 2014, respectively. These documents can be obtained free of charge from the sources listed above. Other information regarding the person who may be “participants” in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Enterprise Contacts:

Randy Burkhalter, Investor Relations, (713) 381-6812 or (866) 230-0745

Rick Rainey, Media Relations (713) 381-3635

Oiltanking Partners Contacts:

Mark Buscovich, Investor Relations, (281) 457-7929 or (855) 866-6458

Rick Rainey, Media Relations (713) 381-3635

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